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                           Filed by HSBC Holdings plc
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Exchange Act File No.: 001-08198
                           Subject Company: Household International, Inc.



28 March 2003


                        EXTRAORDINARY GENERAL MEETING


At the Extraordinary General Meeting of HSBC Holdings plc held today, the ordinary resolution to approve the acquisition of Household International, Inc. and authorise the Directors to allot shares was passed on a poll.

3,689,993,640 shares (99.38 per cent) were voted in favour and 23,133,458 shares (0.62 per cent) were voted against.

Copies of the resolution have been submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA Document Viewing facility at:


The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS


Media contacts:                                  Investor Relations contacts:

London     Richard Beck/Karen Ng                 Pat McGuinness
           Tel: 00 44 (0) 20 7991 0633/0655      Tel: 00 44 (0) 20 7992 1938

New York   Linda Stryker-Luftig                  Ted Ayvas
           Tel: 00 1 212 525 3800                Tel: 00 1 212 525 6191

Hong Kong  Gareth Hewett                         Gareth Hewett
           Tel: 00 852 2822 4929                 Tel: 00 852 2822 4929


Note to editors:

HSBC Holdings plc

With over 8,000 offices in 80 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa, and assets of US$759 billion at 31 December 2002, the HSBC Group is one of the world's largest banking and financial services organisations.


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